Exhibit 99.2

OPERA LIMITED

NOTICE OF ANNUAL GENERAL MEETING

TO BE HELD ON DECEMBER 3, 2024

To the Shareholders of Opera Limited:

NOTICE IS HEREBY GIVEN, that you are cordially invited to attend the 2024 annual general meeting (the “AGM”) of shareholders of Opera Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”). The AGM is to be held at the Opera offices in Wroclaw, Poland (Opera Software, ul. Plac Teatralny 8, 50-051 Wroclaw, Poland), on December 3, 2024 at 3:00 p.m. Central European Time, and at any adjournment or adjournments thereof.

The AGM will put the following resolution to shareholders for their consideration and, if thought fit, approval:

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THAT effective from December 6, 2024 (the “Effective Date”), every two (2) issued and unissued ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company be consolidated into one (1) share of a nominal or par value of US$0.0002 each (each a “Consolidated Share”), and such Consolidated Shares shall rank pari passu in all respects with each other in accordance with the Company's currently effective memorandum and articles of association (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed
•
FROM US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each,
•
TO US$50,000 divided into 250,000,000 shares of a nominal or par value of US$0.0002 each, and no fractional shares be issued as no fractional shares will result from the Share Consolidation.
•
THAT to transact such other business as may properly come before the 2024 AGM of Shareholders or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the AGM.

Only shareholders of ordinary shares of record (“Ordinary Shares”) at the close of business on November 1, 2024 (the “Record Date”) are entitled to notice and to vote at the AGM and any adjournment or postponement thereof. Holders of the Company’s ADSs who wish to exercise their voting rights for the underlying Ordinary Shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon (the “Depositary”).

We cordially invite all holders of Ordinary Shares to attend the AGM in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. If you are a holder of Ordinary Shares and whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the AGM. If you send in your form of proxy and then decide to attend the AGM to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy is to be delivered to Opera Limited, c/o Opera Norway AS, Attn: General Counsel, Vitaminveien 4, 0485 Oslo, Norway, and must arrive no later than the time for holding the AGM or any adjournment thereof.

If you plan to attend the AGM, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the AGM, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the AGM and vote in person.

By Order of the Board of Directors,

November 4, 2024	/s/ James Yahui Zhou
James Yahui Zhou
Chairman of the Board and Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR

THE ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 3, 2024

This Notice and Proxy Statement are available online at investor.opera.com

OPERA LIMITED

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors (the “Board”) of Opera Limited, a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), for the Annual General Meeting (the “AGM”). The AGM will be held at our offices in Wroclaw, Poland (Opera Software, ul. Plac Teatralny 8, 50-051 Wroclaw, Poland).

GENERAL INFORMATION

Agenda of AGM

The agenda of the AGM is to (i) seek shareholder approval of the share consolidation of the Company’s ordinary shares at a ratio of consolidating each two ordinary shares into one ordinary share of the Company (the “Share Consolidation”, the “Proposal”); and (ii) transact such other business as may properly come before the 2024 AGM of Shareholders or any adjournment or postponement thereof.

The Company’s American depositary shares (“ADSs”) each represent two (2) underlying ordinary shares in the Company. There are no other share classes in the Company – only ordinary shares. The Company has observed some confusion as it relates to ordinary shares versus ADSs, both in terms of ownership percentages, and earnings per share versus earnings per ADS. The proposed Share Consolidation will merge each two ordinary shares into one ordinary share, following which the ratio between ordinary shares and ADSs can then be changed to be one-to-one (1:1).

Subject to the approval of the Share Consolidation at the AGM, Opera’s board of directors (the “Board”) has approved a change in the ADS ratio proportionate to the Share Consolidation from one (1) ADS representing two (2) ordinary shares to one (1) ADS representing one (1) ordinary share (the “ADS Ratio Change”), to take effect on December 6, 2024. Holders of ADSs need not take any action in regard to the ADS Ratio Change.

The Share Consolidation and ADS Ratio Change collectively will not affect the number of ADSs outstanding or any investor’s ownership percentage in the Company. As such, the effect of these changes on the Company’s share structure is neutral. By simplifying our share structure, we will make it easier for our investors to analyze and understand metrics based on the number of shares outstanding.

The Board recommends a vote FOR the Proposal.

Will there be any other items of business on the agenda?

The Board knows of no other matters that will be presented for consideration at the AGM. The persons named on the proxy card shall be entitled to vote on such other matters in accordance with their judgment.

Who is entitled to vote at the AGM?

Only shareholders of record of our ordinary shares of a par value of US$0.0001 each, as of the close of the Record Date are entitled to receive notice and to attend and vote at the AGM and any adjournment or postponements thereof. Holders of the Company’s ADSs who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

Each fully paid ordinary share is entitled to one vote on each matter properly brought before the AGM. The enclosed proxy card or voting instruction card shows the number of shares you are entitled to vote at the AGM.

Shareholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with the Company, then you are a shareholder of record. As a shareholder of record, you may vote in person at the AGM or vote by proxy. Whether or not you plan to attend the AGM, to ensure your vote is counted, we encourage you to vote by filling out and returning the enclosed proxy card or voting instruction card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the AGM. As the beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker will not be able to vote your shares unless your broker receives specific voting instructions from you. We strongly encourage you to vote.

What constitutes a quorum and how will votes be counted?

The quorum for our AGM is one or more shareholders holding one-third (1/3) of all votes attaching to all issued and outstanding shares of the Company throughout the AGM.

Votes Required

The Proposal requires the affirmative vote of a simple majority of the votes cast by, or on behalf of the shareholders entitled to vote and voting on such proposal, in person or by proxy.

How do I vote?

Your shares may only be voted at the AGM if you are present in person or are represented by proxy. Whether or not you plan to attend the AGM, we encourage you to vote by proxy to ensure that your shares will be represented.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are a shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy and authority granted to such proxy shall be deemed to be revoked.

If the AGM is postponed or adjourned for any reason, at any subsequent reconvening of the AGM, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the AGM (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous AGM.

Proxy Solicitation Costs

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares beneficially owned by others to forward to those beneficial owners.

THE PROPOSAL OF SHARE CONSOLIDATION

Purpose of Share Consolidation

We are announcing a share consolidation for the purpose of simplifying our share structure and making it easier for investors to analyze and understand metrics based on the number of shares outstanding. The Company has observed some confusion as it relates to ordinary shares versus ADSs, both in terms of ownership percentages, and earnings per share versus earnings per ADS. To simplify, we propose a Share Consolidation to merge each two ordinary shares into one ordinary share, following which the ratio between shares and ADSs can then be changed to be one-to-one (1:1).

The Board of Directors believes that it is in the best interests of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect the Share Consolidation of the Company.

Effects of the Share Consolidation

Authorized Shares and Unissued Shares

At the time the Share Consolidation is effective, all of our issued and unissued ordinary shares will be consolidated at the ratio of two ordinary shares being combined into one ordinary share. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (if any).

Issued and Outstanding Shares

The Share Consolidation will also reduce the number of issued and outstanding ordinary shares at the ratio of two ordinary shares being combined into one ordinary share. Accordingly, the par value of ordinary shares will be increased by the same ratio.

Fractional Shares

No fractional shares will result from the Share Consolidation, as each ADS currently represents two (2) shares.

Procedure for Implementing the Share Consolidation

As soon as practicable after the Effective Date, the Company’s shareholders will be notified that the Share Consolidation has been effected. Mandatory surrender of certificates is not required by our shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date.

The Share Consolidation will not affect our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission. In connection with the Share Consolidation, our CUSIP number (which is an identifier used by participants in the securities industry to identify our ADS) will not be changed.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

RECOMMENDATION OF THE BOARD

The Board recommends that you vote “FOR” the Proposal by way of an ordinary resolution:

THAT effective from December 6, 2024 (the “Effective Date”), every two (2) issued and unissued ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company be consolidated into one (1) share of a nominal or par value of US$0.0002 each (each a “Consolidated Share”), and such Consolidated Shares shall rank pari passu in all respects with each other in accordance with the Company's currently effective memorandum and articles of association (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed

•
FROM US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each,
•
TO US$50,000 divided into 250,000,000 shares of a nominal or par value of US$0.0002 each, and no fractional shares be issued as no fractional shares will result from the Share Consolidation.

OTHER MATTERS

Our Board is not aware of any business to come before the AGM other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the AGM, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

By Order of the Board of Directors,

November 4, 2024	/s/ James Yahui Zhou
James Yahui Zhou
Chairman of the Board and Chief Executive Officer